

May 7, 2010

Mr. Rex W. Tillerson
President and Chairman of the Board
Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039

> **Re: Exxon Mobil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Schedule 14A filed April 13, 2010**
> **Response Letter Dated April 22, 2010**
> **File No. 1-02256**

Dear Mr. Tillerson:

We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Pay Awarded to Named Executive Officers, page 132

1. We note your response to our prior comments 10 and 11. In your response, you refer us to a general discussion of the process for determining named executive officer compensation; in this discussion, you indicate that various factors are considered in the determination. You state in your response that "the Committee's decision-making process is fundamentally a matter of judgment taking all the disclosed factors into consideration, not a matter of formulas or targets [emphasis added]."

    However, in your discussion of "Bonus" on page 134, which concerns the rationale for the actual amounts awarded for 2009, your explanation with regard to each named executive officer other than Mr. Dolan is limited to the following statement: "Annual bonuses … for the Named Executive Officers … were reduced 40 percent compared to 2008. … The changes primarily reflect a lower level of Company earnings in 2009." Please advise us as to whether any material factors other than the previous year's bonus amount and the company's earnings for 2009 were taken into account in determining the 2009 bonus amount for each named executive officer.

Similarly, in your discussion of "Restricted Stock" on page 134, which addresses the actual quantities granted in 2009, your explanation as to each named executive officer other than Mr. Dolan is limited to the following statement: "The number of shares granted as restricted stock in 2009 to each Named Executive Officer was the same as their 2008 grant … . The grant date fair value of each restricted share was 4 percent lower in 2009, in line with the lower stock price on the 2009 grant date compared to 2008." Please advise us as to whether any material factors other than the previous year's grant quantity was taken into account in determining the 2009 grant quantity for each named executive officer.

Engineering Comments

Properties, page 6

Summary of Oil and Gas Reserves at Year-End 2008, page 6

2.   Your response to our prior comment 15 does not appear to comply with the description of proved reserve pricing in Rule 4-10(a)(22) of Regulation S-X since the first-day-of-the-month price is the difference between first-day-of-the-month bench mark and first-day-of-the-month differential due to quality, location etc. Please revise your disclosure to comply with Rule 4-10.

3.   We do not agree with your position – as presented in response 16 - that the aggregation of proved reserves for Canada/South America is permitted by Item 1202 of Regulation S-K. Canada/South America are attributed proved reserves of 3,146 MMBOE or .137 of your total while Africa and Russia/Caspian have .09 and .08, respectively, of your total and are presented separately. Please explain the procedures you will undertake to comply with Item 1202.

Production Prices and Production Costs, page 11

4.   In part, our prior comment 19 asked that you disclose the production cost for synthetic oil Your response states "We interpreted Item 1204 (b) of Regulation S-K as only requiring total unit production costs and bitumen unit production costs to be disclosed. There is no mention of disclosing synthetic oil unit production costs." You disclosed the selling price for synthetic oil but not the production cost which denies the public access to the historical netback for

>synthetic oil and seems contrary to the purposes of the disclosure. We reissue
>prior comment 19.

Gross and Net Undeveloped Acreage, page 22

5.   Our prior comment 20 asked that you comply with paragraph (b) of Item 1208 of
        Regulation S-K which requires the disclosure of the minimum remaining terms of
        leases and concessions for material acreage concentrations. You declined stating
        "We believe that discussion about remaining terms of specific leases and
        concessions would provide sensitive information to our competitors and other
        third parties and would be detrimental to ExxonMobil, without a corresponding
        benefit to the investment community." Please tell us why you believe competitors
        could benefit from such disclosure and why the public would not. Provide
        descriptions of historical situations that support your position.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 46

Upstream, page 47

6.   In part, your response to comment six in our April 1, 2010 letter states, "Based on
        our historical performance and current operating plans, we project that our unit
        operating expenses will not materially change over the next several years, despite
        the anticipated changes in the types of opportunities from which volumes are
        produced and the technologies that we apply to our diverse resource portfolio."
        Please reconcile this statement with the CAGR of about 12%/year for your
        disclosed unit production costs from 2004 to 2009. Address the factors that you
        believe will stem this upward trend.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 regarding engineering comments. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director